Filed by: First Busey Corporation

(Commission File No.: 000-15950)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: CrossFirst Bankshares, Inc.

(Commission File No.: 001-39028)

Date: August 29, 2024

The following communication was sent to customers of First Busey Corporation on August 29, 2024:

On behalf of Busey Bank, I’m pleased to share that our holding company, First Busey Corporation, entered into a transformative partnership and merger agreement with CrossFirst Bankshares, Inc., the holding company of CrossFirst Bank.

As further detailed below, we are confident this partnership will allow us to enhance and expand our service to you.

This is a significant milestone for our organization as this partnership would propel Busey to nearly double its current size and expand our footprint into the growing metro areas of Kansas City, Dallas, Denver and Phoenix. Once completed, this deal would create a premier Busey-branded, full-service bank with approximately $20 billion in combined assets and 77 locations across 10 states: Arizona, Colorado, Florida, Kansas, Illinois, Indiana, Missouri, New Mexico, Oklahoma and Texas.

While much more information will be shared with you over the coming months, we’re pleased to highlight:

•	Pending completion of customary closing conditions, including regulatory and other required approvals, it is expected the holding companies will merge in the first or second quarter of 2025, and the banks will subsequently merge in mid-2025.

•	The combined companies and banks will operate as First Busey Corporation and Busey Bank, respectively, and Busey Bank’s headquarters will remain in Champaign, IL.

•	The integrated franchise will be led by a combined team of leaders from both organizations, both at the executive and board levels, and we fully intend for our customers to have the same relationship managers moving forward, working closely with you to maintain and grow relationships.

•	Until the bank merger, there will be no merger-related changes or impacts to you. Of course, we will proactively communicate any future impacts with you.

•	Busey and CrossFirst will remain separate and independent companies until legally merged and will continue to operate as separate and independent companies until such time.

•	Read the Press Release [info.busey.com] for more information.

Both organizations share a desire to remain a strong, local presence for the customers and communities we serve. Thanks to outstanding associates, that will not change. Combining our like-minded organizations will allow us to build upon and strengthen our shared beliefs, community focus and dedicated commitment to service excellence.

We are confident that we found an exceptional partner to continue our customer- and community-focused brand of banking on an even stronger scale, creating great benefits for our teams, customers and communities. For more information about our partnership, please see these Frequently Asked Questions [info.busey.com] or visit busey.com [info.busey.com].

We look forward to partnering with you for years to come!

Kindest regards,

Van Dukeman

Chairman & CEO

First Busey Corporation and Busey Bank

_______________________________________________________________________________

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Busey's and CrossFirst's beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as "believe," "expect," "anticipate," "plan," "intend," "outlook," "estimate," "forecast," "project," "should," "may," "will," “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; First Busey Corporation ("Busey") and CrossFirst Bankshares, Inc. ("CrossFirst") do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst's operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey's and CrossFirst's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey's or CrossFirst's assets fluctuations in the value of securities held in Busey's or CrossFirst's securities portfolio; concentrations within Busey's or CrossFirst's loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey's or CrossFirst's balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey's or CrossFirst's general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey's Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst and the other factors discussed in the "Risk Factors" section of each of Busey's and CrossFirst's Annual Report on Form 10-K for the year ended December 31, 2023, in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of Busey's and CrossFirst's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and other reports Busey and CrossFirst file with the U.S. Securities and Exchange Commission (the "SEC").

Additional Information and Where to Find It

In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF BUSEY AND CROSSFIRST AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUSEY, CROSSFIRST AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC's website (http://www.sec.gov [info.busey.com]). Copies of documents filed with the SEC by Busey will be made available free of charge in the "SEC Filings" section of Busey's website, https://ir.busey.com [info.busey.com]. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the "Investor Relations" section of CrossFirst's website, https://investors.crossfirstbankshares.com [info.busey.com].

Participants in Solicitation

Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

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